Exhibit 99.2

TryHard Holdings Limited Announces Closing of Initial Public Offering

OSAKA, JAPAN, August 29, 2025 (GlobeNewswire) – TryHard Holdings Limited (“TryHard” or the “Company”), a lifestyle entertainment company in Japan with principal businesses comprising of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants, today announced the closing of its previously announced initial public offering (the “Offering”) of an aggregate 1,525,000 ordinary shares of par value $0.00002 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share, of which 1,067,500 Ordinary Shares are offered by the Company and 457,500 Ordinary Shares are offered by certain selling shareholders, for total gross proceeds of approximately $7 million, before deducting underwriting discounts and offering expenses. The Company did not receive any proceeds from the sale of shares by the selling shareholders. The shares began trading on the Nasdaq Capital Market on August 28, 2025, under the ticker symbol “THH”.

The Company granted the underwriters a 45-day option to purchase up to 228,750 Ordinary Shares, equal to 15% of the total number of Ordinary Shares sold in this offering to cover over-allotments, which over-allotment was provided solely by the Company. The over-allotment option was exercised in full by the underwriters on August 28, 2025.

The Company received aggregate net proceeds of approximately $2.7 million, after deducting discounts, expenses and expense allocations, which includes proceeds from the over-allotment option. The Company plans to use proceeds of the Offering for (i) business development and marketing; (ii) strategic acquisitions and/or joint ventures and/or business cooperation; and (iii) working capital and general corporate purposes.

The Offering was conducted on a firm commitment basis. US Tiger Securities, Inc. acted as sole underwriter for the Offering. Troy Gould PC acted as U.S. securities counsel to the Company, and Winston & Strawn LLP acted as U.S. legal counsel to US Tiger Securities, Inc.

This Offering was being conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-287751), which was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on August 27, 2025. The Offering of the securities was made only by means of a prospectus forming part of the registration statement. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website located at https://www.sec.gov/ or by contacting US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, NY 10022, USA, or email: ecm@ustigersecurities.com or by telephone at +1 (646)-978-5188.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://tryhard.me/

Forward-Looking Statements

This press release contains forward-looking statements that reflect the current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give the Company’s current expectations or forecasts of future events. Investors can identify these statements by the fact that they do not relate strictly to historical or current facts. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address the Company’s growth strategy, financial results, and product and development programs. Investors should carefully consider any such statements and understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company describes certain material risks, uncertainties, and assumptions that could affect the business, including financial condition and results of operations, under “Risk Factors.” The Company bases the forward-looking statements on the management’s beliefs and assumptions based on information available to the management at the time the statements are made. The Company cautions investors that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, investors should not rely on any forward-looking statements when making an investment decision. Except as required under the federal securities laws, the Company does not have any intention or obligation to update publicly any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, changes in assumptions, or otherwise. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Contact:

TryHard Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Underwriter Contact:

US Tiger Securities, Inc.

437 Madison Avenue, 27th Floor,

New York, NY 10022, USA

Email: ecm@ustigersecurities.com

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